UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                  Ventas, Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                         Common Stock (Par Value $ 0.01)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES


                                    92276F100
                      -------------------------------------
                                  CUSIP NUMBER


                                  May 29, 2009
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [x] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) [ ]
    (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     3,422,581
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  5,784,714
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,819,714

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.72%

12. TYPE OF REPORTING PERSON

    FI

    * In accordance with Securities Exchange Act Release No. 39538 (January 12,
    1998), this amended filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

Item 1(a).        Name of Issuer:

                  Ventas, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  111 South Wacker Drive Suite 4800
                  Chicago, IL 60606

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Theodor-Heuss-Allee 70
                  60468 Frankfurt am Main
                  Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.01 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the
                          Act;

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act;

                  (c) [ ] Insurance Company as defined in section 3(a)(19)
                          of the Act;

                  (d) [ ] Investment Company registered under section 8
                          of the Investment Company Act of 1940;

                  (e) [ ] An investment adviser in accordance with Rule
                          13d- 1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan, or endowment fund in
                          accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g) [ ] Parent holding company or control person in
                          accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j) [X] A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  (k) [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.           Ownership.

                  (a) Amount beneficially owned:

                      The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b) Percent of class:

                      The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                  (c) Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:

                            The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                      (ii)  shared power to vote or to direct the vote:

                            The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                      (iii) sole power to dispose or to direct the disposition
                            of:

                            The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                      (iv) shared power to dispose or to direct the disposition of:

                            The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                         Item 3 Classification

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

        By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 8, 2009






                                             Deutsche Bank AG

                                             By:  /s/ Jeffrey A. Ruiz
                                             Name:    Jeffrey A. Ruiz
                                             Title:   Director

                                             By:  /s/ Pasquale Antolino
                                             Name:    Pasquale Antolino
                                             Title:   Assistant Vice President